October 23, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn: Stephen G. Krikorian, Accounting Branch Chief

Re:	Sohu.com Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed on February 28, 2014
File No. 000-30961

Dear Mr. Krikorian:

We are transmitting this letter on behalf of our client Sohu.com Inc. (“Sohu” or the “Company”) in response to the comments contained in a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Ms. Carol Yu, President and Chief Financial Officer of Sohu, dated September 29, 2014 (the “Comment Letter”), regarding Sohu’s Form 10-K for the year ended December 31, 2013 (the “Form 10-K”). A written statement from Sohu making certain acknowledgments in connection with this letter and the Form 10-K is being submitted separately to the Staff.

Sohu’s responses to the Comment Letter are set forth below. The comments are numbered so as to correspond to the comment numbers in the Comment Letter.

RESPONSES TO COMMENT LETTER

Form 10-K for Fiscal Year Ended December 31, 2013

Government Regulation and Legal Uncertainties

Our Current PRC Corporate Structure, page 11

Staff Comment

1.	We note that you have provided this disclosure in narrative form; however, we believe that a chart would clearly present your organizational structure. In this regard, consider providing an organizational chart in which you identify the consolidated entities, the parties to the VIE contracts, the VIE shareholders, and their ownership percentages in the various entities. Identify any relationships amongst the parties. Clearly distinguish where you consolidate through equity ownership and through contract. In addition, please confirm that all material contracts relating to your organizational structure pursuant to Item 601 of Regulation S-K have been filed.

Goulston & Storrs PC  •  Boston  •  DC  •  New York  •  Beijing

400 Atlantic Avenue, Boston, Massachusetts 02110-3333  •  (617) 482-1776 Tel  •  (617) 574-4112 Fax  •  www.goulstonstorrs.com

Securities and Exchange Commission

October 23, 2014

Sohu Response

Attached hereto as Exhibit I are organizational charts that include Sohu’s principal consolidated affiliated entities as of the date of this letter. Sohu wishes to confirm to the Staff that it will include a similar organizational chart in future Form 10-Ks.

Sohu confirms that all material contracts relating to its organizational structure have been filed pursuant to Item 601 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 102

Staff Comment

2.	We note that management concluded that the error in recording the purchase of Sogou’s Series A preferred shares was not material. Please provide your quantitative and qualitative analysis of why management believes the error is immaterial.

Sohu Response

Sohu wishes to advise the Staff supplementally that management concluded that the impact of the accounting error in recording Sohu’s purchase of 24 million Series A preferred shares of Sogou Inc. (“Sogou”), which affected the net income attributable to Sohu.com Inc. and the calculation of basic and diluted earnings per share in Sohu’s financial statements for the year ended December 31, 2012 was not material to the affected financial statements and related information taken as a whole after considering from both a quantitative and a qualitative perspective and from the perspective of the intended purpose of and audience for these financial statements in accordance with the guidance provided under SEC Staff Accounting Bulletin 99 – Materiality (“SAB 99”).

In performing its analysis, management considered various factors set forth in SAB 99 and also considered the excerpts, cited in SAB 99, from the FASB’s Statement of Financial Accounting Concepts No. 2, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item,” and from the U.S. Supreme Court’s opinion in TSC Industries v. Northway, Inc. that information is material if it would be viewed by a reasonable investor as altering the “total mix” of information available, and concluded that in certain circumstances qualitative considerations may lead to an assessment that quantitative errors that otherwise exceed traditional materiality benchmarks may be considered to not be material to the financial statements taken as a whole. Although the impact of the error on net income attributable to Sohu.com Inc. and basic and diluted earnings per share might be considered material from a purely quantitative perspective under the “rule of thumb” ranges noted in SAB 99, management concluded, considering a quantitative assessment combined with a qualitative assessment of the surrounding circumstances, that the impact was not material and accordingly that a restatement of the affected financial statements would not be required.

Securities and Exchange Commission

October 23, 2014

The main points considered by Sohu’s management in reaching this conclusion were that:

•	Quantitatively, the error caused net income attributable to Sohu for the year ended December 31, 2012 to decrease from $87.2 million to $72.9 million ($14.2 million or a 16% decrease), and caused basic and diluted net income per share attributable to Sohu to decrease from $2.29 to $1.92 and from $2.03 to $1.66, respectively. On the other hand, this error had no impact on net income for the affected year. The impact of this error was confined to net income attributable to Sohu, and the basic and diluted net income per share attributable to Sohu-related disclosures, and no other financial statement line items or disclosures were affected. It was also concluded that the error did not have an impact on any non-GAAP financial information presented by the Company.

•	Qualitatively, Sohu’s Form 10-K for the year ended December 31, 2012– included full disclosure of the details of Sohu’s purchase of Alibaba’s Series A Preferred Shares in Sogou, to which the error related. An amount equal to the related deemed dividend arising from the excess, amounting to $14.2 million, of the purchase price over Alibaba’s net investment balance was reported in each of these filings as reducing additional paid-in capital in the consolidated statements of changes in equity section of Sohu’s consolidated balance sheets. While this amount should have reduced retained earnings rather than paid-in capital, the amount reported was correct, as was the net amount of stockholders’ equity. Further, there was no impact on reported cash flow or other disclosures.

•	The nature of the error was very transaction-specific and was related to a share buy-back transaction between the Sohu parent and preferred shareholders of a subsidiary that is not part of the ordinary course of business operations of Sohu, and the error was not a recurring one.

•	The error did not mask any change in Sohu’s annual earnings or other trends as previously reported and as revised. The as-previously-reported net income attributable to Sohu in 2012 decreased by 46.4% compared to net income attributable to Sohu in 2011, while the decrease was 55.2% after revision to correct the accounting error. The 2012 as-previously-reported basic and diluted net income per share decreased by 42.6% and 40.1%, respectively, compared to basic and diluted net income per share in 2011, and the as-revised basic and diluted net income per share decreased by 54.9% and 57.8%, respectively. Based on these figures, Sohu management concluded that the misstatement had an impact on the rates of the decreases rate, but did not mask the overall trend of decreases in 2012 compared with 2011. In addition, the error represented a classification error within equity accounts (resulting in overstated retained earnings and understated additional paid in capital in the amount of $14.2 million in each case). Sohu management also considered the fact that there was no impact from the error on the Company’s earnings or other trends for 2013.

Securities and Exchange Commission

October 23, 2014

•	The error did not change a loss into income, or vice versa, for the year ended December 31, 2012 as previously reported and as revised. For the year ended December 31, 2012, net income for the year and net income attributable to Sohu as previously reported were $177.2 million and $87.2 million, respectively, as compared to $177.2 million and $72.9 million, respectively, as revised.

•	The error did not concern any segment or other portion of Sohu’s business that had been identified as playing a significant role in Sohu’s operations or profitability.

•	Sohu’s management focuses its communications with investors, analysts and the market (as demonstrated in earnings conference call transcripts) on non-GAAP financial information, cash flows and/or performance indicators that are more directly related to Sohu’s core business operations, and Sohu’s management believes that investors, analysts and the market focus mainly on such non-GAAP measures, cash flows, and performance indicators as evidenced by the research reports of certain key analysts. Sohu management concluded that the accounting error had no impact on any of these non-GAAP financial measures and indicators.

•	Because analysts focused primarily on non-GAAP financial measures and indicators that were not affected by the accounting error, the error did not hide any failure by Sohu to meet analysts’ consensus expectations. The accounting error involved a precise number and was not subject to estimation; the accounting guidance was not subject to judgment. The misstatement arose from an error in the adoption of specific accounting guidance.

•	There was no sensitivity regarding the circumstances surrounding the accounting error. The error was not an intentional misstatement, and it did not involve any fraudulent acts or possibly illegal acts, or concealment of an unlawful transaction (as indicated above, the relevant transaction was fully disclosed in the Company’s Form 10-K for the year ended December 31, 2012), and did not affect Sohu’s or any of its other group companies’ compliance with regulatory requirements, loan covenants or other contractual requirements. In addition, management’s compensation levels are largely with reference to the operating performance of the Company’s business segments and non-GAAP financial performance of the Company as a whole. Thus, Sohu management concluded that the error did not have any impact on management base salaries, bonuses, or other elements of management compensation.

•	Management was unable to discern any impact on the stock price for Sohu’s common stock resulting from Sohu’s reporting of the error on Form 8-K/A in September 2013, or from the error itself at the time that Sohu’s Form 10-K for the year ended December 31, 2012 was filed.

Securities and Exchange Commission

October 23, 2014

Staff Comment

3.	We note your descriptions of the drivers of changes in various line items and service lines. Please provide further quantification of the underlying changes in each revenue type and describe in greater detail the reason for these increases and decreases in your filings so that a reader may better understand the underlying changes in your business. For example, in your discussion of changes in online advertising revenues you attribute an increase in revenue to increases in online video and real estate advertising without identifying the drivers of the increase. Consider describing any metrics that would better explain changes in your brand advertising that represents price and volume including further breaking out the types of advertising or by sectors (e.g., online video, real estate advertising or fast-moving consumer goods). Also, the search revenue discussion could disclose the number of paid clicks and changes in the fee earned for each paid-for-click. Please identify the key performance indicators that you monitor to evaluate your performance. Consider whether any of those metrics would contribute to better explain the trends within your business.

Sohu Response

In accordance with the Staff’s suggestions, Sohu plans to expand its discussion in Results of Operations in future Form 10-K filings in a manner consistent with the following examples with respect to the years ended December 31, 2013 and 2012.

“Brand Advertising Revenues

Brand advertising revenues were $428.5 million for 2013, compared to $290.2 million for 2012. The $138.3 million year-on-year increase in brand advertising revenues for December 31, 2013 from the year ended December 31, 2012 was mainly attributable to increases in revenues from the online video and real estate businesses. Revenues from online video were $109.3 million for 2013, compared to $48.6 million for 2012. We believe that the year-on-year increase of $60.7 million was driven by our strategy of providing high-quality differentiated content, which increased daily unique visitors and daily video views, which in turn resulted in higher revenues per advertiser and also attracted greater numbers of advertisers. Comparing the month of December 2013 to the month of December 2012, average daily unique visitors and average daily video views for our online video business increased 67% and 87%, respectively, as more users were attracted by our content portfolio. The number of advertisers on our online video sites increased to 313 as of December 31, 2013 from 250 as of December 31, 2012, which we attribute to our having a fully- staffed dedicated video sales team commencing in the fourth quarter of 2012, as well as to the increased attractiveness of our content portfolio. Revenues from the real estate business were $87.1 million for 2013, compared to $46.6 million for 2012. The year-on-year increase of $40.5 million was mainly driven by our subscription membership services offered to prospective purchasers of real estate. Revenues from these subscription membership services were $29.5 million for 2013, compared to $2.4 million for 2012. The year-on-year increase of $27.1 million for 2013 from 2012 was primarily due to a substantial increase in membership sales as a result of the expansion of this business through our establishment of more partnerships with property developers, which increased to 375 developers as of December 31, 2013 from 40 developers as of December 31, 2012.”

Securities and Exchange Commission

October 23, 2014

“Search and Others Revenues

Search and others revenues were $198.9 million for 2013, compared to $124.4 million for 2012. Search and others revenues were derived primarily from pay-for-click services and online marketing services on the Sogou Web Directory. Revenues from pay-for-click services accounted for approximately 75% of the total search and others revenues for 2013, compared to 73% for 2012. Revenues from online marketing services on the Sogou Web Directory accounted for approximately 21% of total search and others revenues for 2013, compared to 23% for 2012. The year-on-year increase in search and others revenues of $74.5 million for 2013 from 2012 was mainly contributed by pay-for-click services and online marketing services on the Sogou Web Directory. The revenue growth in pay-for-click services was principally attributable to an increase in the number of paid clicks and a higher average cost-per-click, as paid clicks increased by approximately 22% and average cost-per-click increased by approximately 26% for 2013 from 2012. The revenue growth in online marketing services on the Sogou Web Directory was primarily driven by an increase in the number of average daily unique visitors on the Sogou Web Directory, as the number of average daily unique visitors for 2013 increased by approximately 20% from 2012.”

“Online Game Revenues

Online game revenues were $669.2 million for 2013, compared to $570.3 million for 2012. The year-on-year increase of $98.9 million for 2013 from 2012 resulted primarily from increased revenues from TLBB driven by releases of expansion packs, as well as growth in overseas revenues from Wartune.”

In addition, reflecting on the spirit of the Staff’s suggestions, Sohu plans to expand the discussion under the “Factors and Trends Affecting Our Business” in the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future Form 10-K filings to include additional then-relevant industry trends having an impact on various aspects of the Company’s business. For example, in addition to discussing the industry-wide trend of users shifting from PCs to mobile, which affects all of Sohu’s key businesses, an expanded discussion might include noting the accelerating trend away from television toward streaming video, which is important specifically to Sohu’s online video business, as viewers and advertising dollars shift from television to online video, and can also affect the Sogou search business.

Securities and Exchange Commission

October 23, 2014

Staff Comment

4.	With regard to your Changyou.com game operations please tell us what consideration has been given to disclosing metrics in order to clearly illustrate changes in trends in this business. For example, on page 2 of the Form 6-K filed by Changyou.com Ltd. on July 30, 2014 a number of operational metrics were presented. Tell us what consideration you have given to disclosing these amounts. At a minimum, consider disclosing the number of paying users for each reporting period in future filings. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release 33-8350.

Sohu Response

In accordance with the Staff’s suggestions, Sohu plans to include in Results of Operations in its future Form 10-K filings period-to-period comparisons of total average monthly accounts for Changyou’s games and total average monthly accounts for Changyou’s platform channels, which are the metrics that were included by Sohu on page 7 of the Form 10-K and by Changyou in its Form 20-F for the year ended December 31, 2013 and in the Form 6-K referenced by the Staff.

Sohu wishes to note for the Staff that Changyou, in a Form 6-K filed on July 30, 2013, reported that commencing with the quarter ended June 30, 2013 it would be reporting total average monthly accounts for its games and total average monthly accounts for its platform channels, which it considered to be the most relevant to the current status and growth plans for its business, in lieu of its previously disclosed operational metrics, and that Sohu similarly no longer reports the metrics that Changyou has discontinued.

Changyou changed the operational metrics that it previously reported because Changyou management (and Sohu management) believed that, in view of the stage of the development of Changyou’s business, the earlier metrics would tend to cause investors to put too much attention on short-term monetization results for games and the platform business, and insufficient emphasis on Changyou’s growth prospects. Changyou management believed, and continues to believe, that those growth prospects are best served in the current business environment by focusing on building substantial user communities, as Internet use in general, and the game business specifically, move from PC-based access to mobile. Changyou introduced total average monthly active accounts of Changyou’s games and total average monthly active accounts of Changyou’s platform channels as its reported operational metrics because management believed that they provide the best foundation for investors to understand Changyou’s performance and prospects as a whole across all the different products and services that Changyou offers.

Regarding the Staff’s specific suggestion that Sohu consider including paying users for each reporting period in future filings, “aggregate active paying accounts” is one of the metrics that Changyou no longer reported after the second quarter of 2013, and Sohu (and Changyou) would prefer not to resume reporting of that metric, because they believe that doing so would not be helpful to investors based on the current status of Changyou’s business. As some of Changyou’s leading games, such as DDTank and Wartune, have entered a mature phase and are trending toward flat or declining revenues, Changyou is shifting its online game development focus primarily to new games that it hopes will be successful on mobile platforms. Therefore, Sohu believes that at this stage reporting the total active users metric (together, of course, with reporting of revenue trends for the games business, as well as discussion of the reasons for increases or declines in total active users) remains the most informative metric both for assessing the period-to-period performance of the existing games business and evaluating its prospects as it migrates to mobile. For Changyou’s platform business, aggregate active paying accounts would not be applicable (or in most cases even available) in any event, as revenue is primarily derived from advertisers and from third parties who operate their games through Changyou’s platform.

Securities and Exchange Commission

October 23, 2014

Sohu wishes to confirm that, in accordance with the Staff’s suggestions, for future filings management will carefully consider whether there are additional metrics that might be helpful in understanding and evaluating Changyou’s business and prospects as its existing games mature and its game business migrates to mobile, and as its platform business develops and hoped-for monetization opportunities arise.

Liquidity and Capital Resources, page 112

Staff Comment

5.	Please disclose the amount of cash held inside separately from the amount of cash held outside the PRC. In addition, disclose the amount of cash held inside and outside the VIEs. This disclosure should be cross-referenced to the risk factor discussion of limitations on foreign exchange and transferring cash and to your disclosures regarding your foreign currency sensitive financial instruments in Item 7A Quantitative and Qualitative Disclosures on Market Risk.

Sohu Response

Sohu advises the Staff that in future Form10-K filings Sohu will include disclosure in accordance with the Staff’s comments consistent with the following example for 2013:

“As of December 31, 2013, we had cash and cash equivalents of $1.287 billion, investments in debt securities of $82 million, and short-term investments of $3 million. Of our cash and cash equivalents, $617 million was held in financial institutions inside Mainland China and $670 million was held in financial institutions outside of Mainland China. Our VIEs held $112 million of our cash and cash equivalents and $1.175 billion was held outside of our VIEs. See Item 1A ‘Risk Factors - Risks Related to China’s Regulation Environment - Restrictions on currency exchange may limit our ability to utilize our revenues effectively,’ ‘- Sohu.com Inc. may need to rely on dividends and other distributions on equity paid by Sohu.com Limited and Changyou, our wholly-owned subsidiary and majority-owned subsidiary to fund any cash requirements we may have. Sohu.com Inc. may not be able to obtain cash from distributions because our subsidiaries and VIEs in China are subject to restrictions imposed by PRC law or by future debt covenants on paying such dividends or making other payments,’ and ‘ - Dividends we receive from our operating subsidiaries located in the PRC are subject to PRC profit appropriation and PRC withholding tax’; Item 7 ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Restrictions and Limitations on Cash Available to Sohu.com Inc.’; and Item 7A ‘Quantitative and Qualitative Disclosure About Market Risk - Foreign Currency Exchange Rate Risk.’”

Securities and Exchange Commission

October 23, 2014

Sohu wishes to thank the Staff for its helpful comments and suggestions, and confirms that Sohu will reflect the Staff’s suggested revisions to Sohu’s disclosures in future filings as appropriate.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:	Tamara Tangen, Senior Staff Accountant (Division of Corporation Finance)

Ms. Carol Yu (Sohu.com Inc.)

Mr. Gavin Chui (PricewaterhouseCoopers)

Exhibit I

The charts below present the principal consolidated entities of the Sohu.com Inc., not including our consolidated Changyou entities, and our principal consolidated Changyou entities. For detailed information regarding the parties to the various VIE agreements see Note 15 to our consolidated financial statements “VIEs - Summary of significant agreements currently in effect.”

Sohu Organizational Chart
Sohu.com Inc.
100% non-voting shares
100%
Sohu.com Limited
100% voting shares
All Honest
100%
Sohu Game
67.9%
Changyou Cayman
100%
Sohu Search
41.9%
Sogou Inc
100%
Sogou BVI
100%
Sogou HK
100%
Sogou Technology
100%
Sougou Information (4)
100%
Video Investment
100%
Fox Video
100%
Video HK
100%
Video Tianjin
100%
Sohu HK
100%
Sohu New Era
100%
Sohu New Media
Outside PRC
Inside PRC
100%
High Century (1)
100%
Heng Da Yi Tong (2)
Good Feel (3)
75%
25%
Sohu Internet
Consolidated through contract
Consolidated through equity ownership

(1)	High Century is 80% owned by Dr. Charles Zhang, Chairman of our Board and Chief Executive Officer, and 20% owned by Ms. Wei Li, an employee of ours. Please see “Beneficial Ownership of Common Stock” of Sohu’s definitive proxy statement on Schedule 14A, filed with the SEC on April 30, 2014 for Dr. Charles Zhang’s beneficial ownership in our company. Ms. Wei Li’s beneficial ownership of our company is less than 1% of our total outstanding shares.

(2)	Heng Da Yi Tong (formerly known as “Sohu Entertainment”) is 80% owned by Mr. Charles Zhang, our Chairman and Chief Executive Officer, and 20% owned by Ms. Wei Li, an employee of ours. Please see “Beneficial Ownership of Common Stock” of Sohu’s definitive proxy statement on Schedule 14A, filed with the SEC on April 30, 2014 for Dr. Charles Zhang’s beneficial ownership in our company. Ms Wei Li’s beneficial ownership of our company is less than 1% of our total outstanding shares.

(3)	Good Feel is 58.1% owned by Mr. Xiufeng Deng and 41.9% owned by Ms. Jing Zhou. Both of the shareholders are employees of ours, and their beneficial ownership of our company is less than 1% of our total outstanding shares. Although the VIE contracts of Good Feel were filed as exhibits to Sohu’s Quarterly Report on Form 10-Q filed on November 9, 2004, they are not listed in Note 15 to our consolidated financial statement because they are not considered to be significant contracts.

(4)	Sogou Information is 45% owned by High Century, 45% owned by Shenzhen Tencent Computer System Company Limited, and 10% owned by Mr. Xiaochuan Wang, Chief Executive Officer of our subsidiary Sogou. Mr. Xiaochuan Wang’s beneficial ownership of our company is less than 1% of our total outstanding shares.

(1)	Gamease is 60% owned by Mr. Tao Wang, Chief Executive Officer of Changyou, and 40% owned by Mr. Dewen Chen, President of Changyou. Both of the shareholders’ beneficial ownership of our company is less than 1% of our total outstanding shares.

(2)	Guanyou Gamespace is 60% owned by Mr. Tao Wang, Chief Executive Officer of Changyou, and 40% owned by Mr. Dewen Chen, President of Changyou. Both of the shareholders’ beneficial ownership of our company is less than 1% of our total outstanding shares.

(3)	Shenzhen 7Road is wholly owned by Beijing Gamease Age Digital Technology Co., Ltd., a VIE of Changyou.